Exhibit 12, Page 1 of 1

NORFOLK SOUTHERN CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	Year ended December 31,
	2004	2003	2002	2001	2000

EARNINGS
Income from continuing operations before income taxes as reported	$1,302	$586	$706	$553	$250

Add:
Total interest expenses (as detailed below)	567	609	663	674	721
Amortization of capitalized interest	5	5	6	5	5
Income (loss) of partially owned entities (1)	(58)	46	36	39	60
Subsidiaries' preferred dividend requirements	--	--	2	2	2

Income before income taxes, as adjusted	$1,816	$1,246	$1,413	$1,273	$1,038

FIXED CHARGES
Interest expense on debt	$489	$497	$518	$553	$551
Other interest expense	18	5	32	2	42
Calculated interest portion of rent expense	45	39	40	41	40
NS' share of Conrail interest	15	68	73	78	88

Total interest expenses	567	609	663	674	721

Capitalized interest	10	12	11	17	18

Subsidiaries' preferred dividend requirement on a pretax basis	--	--	4	4	4

Total fixed charges	$577	$621	$678	$695	$743

RATIO OF EARNINGS TO FIXED CHARGES	3.15	2.01	2.08	1.83	1.40

(1) Includes: (a) the distributed income of 20%-49% owned entities, net of equity recorded in undistributed income and the minority income of consolidated entities which have fixed charges; and (b) NS' share of Conrail's income before income taxes, net of equity in earnings of Conrail included in NS' income from continuing operations before taxes as reported.

The computations do not include $0.3 million of interest expense related to $7.8 million of debt guaranteed for a less than 50% owned entity.